Contact

www.linkedin.com/in/
jessicadahlstrum (LinkedIn)

Top Skills

Digital Marketing
Social Media
SEO

Languages

English (Native or Bilingual)
Spanish (Limited Working)

Certifications

Yext Partner Certification

Honors-Awards

Academic Excellence Award
Award for Undergraduate Academic Excellence
High Honors (magna cum laude)

Jessica Dahlstrum

Director, Digital Media at Patagonia
Ventura

Experience

Patagonia

4 years 3 months

Director, Digital Media
July 2021 - Present (1 year)
Ventura, California, United States

Ecommerce Marketing Manager
April 2018 - July 2021 (3 years 4 months)
Ventura, CA

Collaborate with eCommerce Marketing, Creative, Marketing Operations, and Category Marketing teams to create and execute cohesive eCommerce communication plans, using tactics including search, paid social, programmatic display and CTV, email, and affiliate marketing. Ensure Global Marketing Matrix for current and future seasons is well represented across various digital touch points. React to current business trends and craft plans accordingly.

Report to core executive teams on weekly eCommerce Marketing results.

Oversee strategy and manage partners in US and CA paid social, display, and affiliate channels.

Bach Bracket

Co-Founder
May 2016 - Present (6 years 2 months)
Greater Los Angeles Area

Bach Bracket is a competitive bracket-style challenge for fans of ABC's Bachelor franchise. I worked with a team of three co-founders to ideate, concept, create, and market a web app that has now grown to 600,000+ users across 120+ countries.

My responsibilities have included digital marketing and content strategy, website development and maintenance, growth and partnership management, and design.

Wpromote

2 years 7 months

Senior Digital Marketing Manager

December 2016 - March 2018 (1 year 4 months)

El Segundo, California

Maintained Account Manager responsibilities while acting as a mentor to a group of up to five Account managers. Trained new hires on biweekly, monthly, and quarterly reporting, Facebook Advertising fundamentals and advanced strategy, client communication, and more. Collaborated with executive and sales teams to craft SOWs that best met the needs of clients.

Digital Marketing Manager

September 2015 - December 2016 (1 year 4 months)

El Segundo

Managed 10-25 clients' SEO, SEM, and paid social campaign simultaneously, reporting as often as biweekly on campaign KPIs through tools including Google Analytics, Facebook Ads Manager, Google AdWords, and internal reporting APIs. Campaign objectives included lead generation, ecommerce sales, in-store visits, and increasing blog viewership.

Foodbank of Santa Barbara County

Marketing Intern

August 2014 - December 2014 (5 months)

Santa Barbara, CA

Oversaw and coordinated ten marketing volunteers. Worked directly on the creative design of outbound marketing efforts aiming to recruit volunteers and encourage donations, including fliers, email newsletters, and blogs.

Koegel Autism Consultants

Research Assistant

May 2014 - September 2014 (5 months)

Goleta, CA

Worked with two clients diagnosed with autism spectrum disorders, using Pivotal Response Treatment to focus on social interactions with clients. Researched the efficacy of various interventions on an ongoing basis, coding videos of social interactions, computing reliability statistics, and collecting data for ongoing studies.

Education

UC Santa Barbara

Bachelor of Arts (B.A.), Psychology and Communication